UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Weyerhaeuser Company
(Name of Subject Weyerhaeuser (issuer) and Filing Person (offeror))

Common Shares, Par Value $1.25 Per Share of Weyerhaeuser Company
(Title of Class of Securities)
962166104
(CUSIP Number of Class of Securities)

and

Exchangeable Shares of Weyerhaeuser Company Limited
(Title of Class of Securities)
962171104
(CUSIP Number of Class of Securities)

Claire S. Grace
Assistant General Counsel and Corporate Secretary
Weyerhaeuser Company
33663 Weyerhaeuser Way South
Federal Way, Washington 98063-9777
(253) 924-2345
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to: Richard Hall, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$2,357,700,000(a)	$252,274(b)

(a)
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $8.13, the average of the high and low sale prices of common shares of Domtar Inc. on the New York Stock Exchange on January 30, 2007 and (ii) 290,000,000, the estimate of the maximum number of shares of common stock of Domtar Corporation, par value $0.01 per share, that will be owned by the issuer pursuant to the transactions described in this Schedule TO and that are to be exchanged in the exchange offer or distributed as a pro rata dividend, in each case based on the assumption that no employees of Weyerhaeuser Company who become employees of Domtar Corporation elect to roll-over any of their Weyerhaeuser Company equity awards into Domtar Corporation equity awards. Because there is no trading market for common stock of Domtar Corporation, the value of common shares of Domtar Inc. on the New York Stock Exchange are believed to be the most appropriate measure of the value of the securities to be exchanged in the exchange offer for purposes of calculating the filing fee.

(b)
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act, and reflects the product of (a) 0.000107 multiplied by (b) the transaction value calculated solely for purposes of calculating the filing fee pursuant to Rule 0-11.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$252,274	Filing Party:	Domtar Corporation
Form or Registration No.:	Form S-1/S-4 (333-140411)	Date Filed:	February 2, 2007

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on February 2, 2007 (the “Schedule TO”), relating to the offer by Weyerhaeuser Company (“Weyerhaeuser”) to exchange all shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Domtar Corporation, a Delaware corporation, which are owned by Weyerhaeuser, for common shares of Weyerhaeuser, par value $1.25 per share (“Weyerhaeuser common shares”), and exchangeable shares of Weyerhaeuser Company Limited (“Weyerhaeuser exchangeable shares”), each of which is exchangeable for one Weyerhaeuser common share, that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer, upon the terms and subject to the conditions set forth in the Prospectus—Offer to Exchange, dated February 2, 2007, the applicable Letters of Transmittal and the instructions thereto. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 8. Interest in Securities of the Subject Company

(b) Securities Transactions.

Item 8(b) of the Schedule TO is hereby amended by adding the following transactions in Weyerhaeuser common shares and Weyerhaeuser exchangeable shares by directors and executive officers of Weyerhaeuser in the past 60 days:

Name	Date	Number of Weyerhaeuser Common Shares	Price Per Share	Type of Transaction

Edward P. Rogel[1]	February 5, 2007	Acquired 6,300 Directly	$53.0312	Exercise of conversion of derivative security exempted pursuant to Rule 16b-3
		Acquired 500 Directly	$55.5625	Exercise of conversion of derivative security exempted pursuant to Rule 16b-3
		Disposed of 500 Directly	$78	Open market or private sale of non-derivative or derivative security effected pursuant to a Rule 10b5-1 trading plan adopted on July 27, 2005
		Disposed of 6,300 Directly	$78	Open market or private sale of non-derivative or derivative security effected pursuant to a Rule 10b5-1 trading plan adopted on July 27, 2005
		6,784 Weyerhaeuser common shares Beneficially Owned Indirectly Following Transaction(s) Through Benefit Plans		By 401(k) Plan and Profit-Sharing Plans
James R. Keller[1]	February 5, 2007	Acquired 1,000 Directly	$65.5625	Exercise of conversion of derivative security exempted pursuant to Rule 16b-3
		Disposed of 1,000 Directly	$78	Open market or private sale of non-derivative or derivative security effected pursuant to a Rule 10b5-1 trading plan adopted on September 22, 2006
		11,203 Weyerhaeuser common shares Beneficially Owned Indirectly Following Transaction(s) Through Benefit Plans		By 401(k) Plan and Profit-Sharing Plans

Thomas F. Gideon[1]	February 2, 2007	Acquired 3,500 Directly	$61.25	Exercise of conversion of derivative security exempted pursuant to Rule 16b-3
		Disposed of 3,500 Directly	$77	Open market or private sale of non-derivative or derivative security effected pursuant to a Rule 10b5-1 trading plan adopted on September 8, 2006
		2,274 Weyerhaeuser common shares Beneficially Owned Indirectly Following Transaction(s) Through Benefit Plans		By 401(k) Plan and Profit-Sharing Plans
		25 Weyerhaeuser common shares Beneficially Owned Indirectly Following Transaction(s) Through Benefit Plans		By Spouse
Susan M. Mersereau[1]	February 2, 2007	Acquired 1,500 Directly	$65.5625	Exercise of conversion of derivative security exempted pursuant to Rule 16b-3
		Disposed of 1,500 Directly	$77	Open market or private sale of non-derivative or derivative security effected pursuant to a Rule 10b5-1 trading plan adopted on November 1, 2006
		5,867 Weyerhaeuser common shares Beneficially Owned Indirectly Following Transaction(s) Through Benefit Plans		By 401(k) Plan and Profit-Sharing Plans
(1) The securities were acquired through the exercise of employee stock options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WEYERHAEUSER COMPANY

By:	/s/ Claire S. Grace
Name:	Claire S. Grace
Title:	Corp. Secretary and Asst. General Counsel

Dated: February 6, 2007